Press Information

FOR IMMEDIATE RELEASE
NASDAQ SYMBOL MXIM

Contact: Paresh Maniar
             Executive Director, Investor Relations
             (408) 470-5348

MAXIM ANNOUNCES RECEIPT OF ADDITIONAL NOTICE FROM NASDAQ REGARDING STOCK LISTING

Sunnyvale, CA – September 6, 2007 –Maxim Integrated Products, Inc. (NASDAQ: MXIM) announced today that due to its failure to timely file a Form 10-K with the Securities Exchange Commission (SEC) for its fiscal year ended June 30, 2007 as required by Nasdaq Marketplace Rule 4310(c)(14), it received an Additional Staff Determination letter from Nasdaq on August 31, 2007 stating that this filing delinquency will serve as an additional basis for the delisting of Maxim's common stock from The Nasdaq Stock Market. Timely filing of periodic reports with the SEC is a requirement for continued listing under Nasdaq Marketplace Rule 4310(c)(14).

Maxim intends to file its Annual Reports on Form 10-K for fiscal years 2006 and 2007, its Quarterly Reports on Form 10-Q for the three quarters in fiscal 2007 and restatements to past financial statements with the Securities and Exchange Commission as soon as practicable.

About Maxim

Maxim Integrated Products is a leading international supplier of quality analog and mixed-signal products for applications that require real world signal processing.

Except for statements of historical fact, the statements in this press release are forward-looking under the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements regarding the Company's intention to file its Annual Reports on Form 10-K for fiscal years 2006 and 2007, its Quarterly Reports on Form 10-Q for the three quarters in fiscal 2007 and restatements to past financial statements with the Securities and Exchange Commission ("SEC") as soon as practicable. The forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. The potential risks and uncertainties include, among others, the fact that the SEC inquiry relating to the Company's historical stock option grants and practices is ongoing, that Maxim is unable to predict with certainty when it may be able to file any future SEC reports; uncertainty that the Company can meet the Nasdaq's deadline to be in compliance with all Nasdaq and SEC filing deadlines, and, the possibility that Maxim's common stock will no longer continue to remain listed on Nasdaq; the risk that the review undertaken by the United States Attorney for the Northern District of California relating to the Company's historical stock option grants and practices is ongoing; the risk that the matters described in this press release could divert management's attention from operations; and the fact that expenses arising from the independent stock review and inquiries made by governmental agencies, the restatement, related litigation and other associated activities are expected to be significant.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

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